SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONFIRMS INCREASED AIR PASSENGER DUTY WILL DEVASTATE UK TOURISM

Ryanair today (Tuesday,  25th November 2008) condemned the UK Government's  increase in air passenger duty (APD) for short haul traffic from £10 to £11 in 2009 and £12 in 2010 as regressive, damaging to the UK tourism industry (when visitor numbers are already falling) and devastating for regional airports where passengers and visitors demand low fares and are most price sensitive.

Ryanair blasted the tax which had been billed as an environmental tax since it was introduced confirming that not one penny of the tax has done anything to address environmental issues.  Ryanair pointed out that the tax fails to reward airlines, such as Ryanair, which invest in brand new aircraft and operate younger, cleaner, more environmentally friendly aircraft.

Ryanair confirmed that it will now enter into discussions with regional airports about the future viability of passenger traffic and growth in light of this increased cost.  Ryanair highlighted that its average fare during the winter at regional airports is just £10 with Ryanair absorbing the current £10 tax.  However Ryanair warned that it will be unable to continue to absorb taxes which continue to increase the cost of air travel.

Ryanair released 1 million £10 seats for travel in December, January and February to highlight that the need to keep average fares low during the winter months and to underline the damage this tax will have to UK regional airports where passengers are most price sensitive.  Ryanair encouraged passengers to log on to www.ryanair.com before midnight Sunday to secure one of these £10 seats while they still can.

Calling today for an urgent rethink on increasing airport passenger duty, Ryanair's Michael Cawley said:

"This Government must realise that it can't tax the tourism industry out of a recession.  BAA traffic figures show that passenger traffic has fallen since this tax was introduced and this increase will have a further damaging effect on passengers.  BAA traffic fell by 5% in September and 6% in October with the first 10 months of the year showing a decline of 2%.  As Ryanair has repeatedly shown, the tourism industry can only grow and thrive if it has lower access costs and not idiotic regressive taxation which hits the poorest, most price sensitive passengers, and makes UK tourism an increasingly unattractive option.

"Our greatest concern is the devastation this regressive tax will have on our regional bases, which we have grown due to Ryanair's commitment to lowering fares.  The Government is insane if it thinks these price sensitive passengers will continue to travel if faced with increased costs.  We have released 1million £10 fares to demonstrate the need for airfares, airport charges and so called environmental taxes to be kept low in order to keep passengers travelling - especially during the winter and the current recession.  I urge passengers to log on to  www.ryanair.com before midnight Sunday (30th Nov) to secure one of these £10 seats".

Ends.                                                               Tuesday, 25th November 2008

For further information:

Stephen McNamara - Ryanair                        Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                                    Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  25 November 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director